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                              March 17, 2022

       David Lazar
       Chief Executive Officer
       One 4 Art Limited
       592 Moosehead Trail
       Newport, ME 04953

                                                        Re: One 4 Art Limited
                                                            Form 10-K for the
Year Ended November 30, 2021
                                                            Filed March 8, 2022
                                                            File No. 333-179765

       Dear Mr. Lazar:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended November 30, 2021

       Item 9A. Controls and Procedures
       Evaluation of Disclosure Controls and Procedures, page 13

   1. We note you do not disclose management's conclusion regarding the effectiveness of disclosure controls and
procedures as of November 30, 2021. Please be advised that all annual and quarterly
filings are required to include a conclusion as to whether disclosure controls and procedures
are effective or not effective as of the end of the period covered by the report. Refer to
Item 307 of Regulation S-K.
       Management's Report on Internal Control over Financial Reporting, page
13

   2. Please disclose the framework used by management to evaluate the effectiveness of internal control over
financial reporting as required by Item 308(a)(2) of Regulation S-K.
 David Lazar
FirstName  LastNameDavid Lazar
One 4 Art Limited
Comapany
March      NameOne 4 Art Limited
       17, 2022
March2 17, 2022 Page 2
Page
FirstName LastName
Item 8. Financial Statements and Supplementary Data
Report of Independent Registered Public Accounting Firm, page F-2

3. Since you do not appear to be an emerging growth company, please advise your auditor that they should revise their audit report to address Critical Audit Matters, even if none were identified, as required by AS 3101.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jeffrey Gordon at 202-551-3866 or Anne McConnell at
202-551-
3709 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing